EXECUTION VERSION

SUBADVISORY FEE WAIVER AGREEMENT

This SUBADVISORY FEE WAIVER AGREEMENT (the “Agreement”) is dated as of November 19, 2018, by and between SUNAMERICA ASSET MANAGEMENT, LLC, a Delaware limited liability company (the “Adviser”), and MARSICO CAPITAL MANAGEMENT, LLC (the “Subadviser”).

WITNESSETH:

WHEREAS, the Adviser and SunAmerica Specialty Series (the “Trust”) are parties to that certain Investment Advisory and Management Agreement, dated October 25, 2011 (as amended, restated or otherwise modified from time to time, the “Advisory Agreement”), pursuant to which the Adviser serves as the investment adviser to the AIG Focused Multi-Cap Growth Fund (formerly known as SunAmerica Focused Alpha Growth Fund) (the “Fund”); and

WHEREAS, the Adviser and the Subadviser are parties to that certain Subadvisory Agreement dated October 25, 2011 (as amended from time to time, the “Subadvisory Agreement”), pursuant to which the Subadviser provides subadvisory services to the Fund; and

WHEREAS, the Adviser pays the Subadviser, as compensation for services provided to the Fund, a subadvisory fee at the annual rates set forth in the Subadvisory Agreement (the “Subadvisory Fee”); and

WHEREAS, the Board of Trustees of the Trust approved a Subadvisory Fee Waiver Agreement by and between the Adviser and the Subadviser and the Subadviser agreed to waive a portion of its Subadvisory Fee in the amount set forth herein.

NOW, THEREFORE, it is hereby agreed between the parties hereto as follows:

1.

The Subadviser shall waive its Subadvisory Fee under the Subadvisory Agreement with respect to the Fund so that the subadvisory fee payable by the Adviser to the Subadviser is equal to 0.35% on the first $500 million of average daily net assets and 0.30% over $500 million of average daily net assets.

2.

This Agreement shall continue in effect through February 29, 2020, and from year to year thereafter provided such continuance is agreed to by the Subadviser and approved by a majority of the Trustees of the Trust who (i) are not “interested persons” of the Trust or the Subadviser, as defined in the Investment Company Act of 1940, as amended, and (ii) have no direct or indirect financial interest in the operation of this Agreement. Upon termination of the Subadvisory Agreement with respect to the Fund, this Agreement shall automatically terminate.

3.	This Agreement shall be construed in accordance with the laws of the State of New York.

4.	This Agreement may be amended by mutual consent of the parties hereto in writing.

IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Agreement as of the date first above written.

SUNAMERICA ASSET MANAGEMENT, LLC

By:	/s/ Peter A. Harbeck
Name:	Peter A. Harbeck
Title:	President and Chief Executive Officer

MARSICO CAPITAL MANAGEMENT, LLC

By:	/s/ Christopher J. Marsico
Name:	Christopher J. Marsico
Title:	President